Free Writing Prospectus (FWP)

Filed pursuant to Rule 433

Registration No. 333-185372

Relating to Prospectus Supplement dated

February 6, 2013

QUÉBEC

US$1,250,000,000

2.625% GLOBAL NOTE SERIES QM due February 13, 2023

FINAL TERM SHEET

February 6, 2013

Issuer:	Québec
Expected Ratings:	Moody’s: Aa2; S&P: A+; Fitch: AA-*
Format:	SEC Registered Global Offering
Title:	2.625% Global Notes, Series QM, due February 13, 2023
Ranking:	Direct, unconditional debt
Size:	U.S.$1,250,000,000
Trade Date:	February 6, 2013
Settlement Date:	February 13, 2013 (T+5)
Maturity:	February 13, 2023
Interest Payment Dates:	February 13 and August 13 of each year
First Payment Date:	August 13, 2013. Interest will accrue from February 13, 2013.
Spread to Benchmark:	T + 68.5 bps
Spread to Mid-Swaps:	+ 60 bps
Benchmark Treasury:	UST 1.625% due 11/15/2022
UST Spot/Yield:	96-25+/ 1.987%
Yield to Maturity:	2.672%
Coupon:	2.625% payable semi-annually
Price:	99.590% plus accrued interest, if any, from February 13, 2013
Day Count:	30/360
Minimum Denominations:	US$1,000 x US$1,000
Joint Lead Managers:	BofA Merrill Lynch Deutsche Bank HSBC RBC Capital Markets
Senior Co-Managers:	National Bank of Canada Financial, CIBC, Scotiabank, TD Securities and BMO Capital Markets
Co-Managers:	Mitsubishi UFJ Securities, BNP PARIBAS, Casgrain & Company Limited, J.P. Morgan, SOCIETE GENERALE, RBS and Desjardins Capital Markets
Cusip / ISIN:	748149AG6 / US748149AG65
Listing and Admission to Trading:	Admission to UKLA’s Official List and to trading on the London Stock Exchange’s regulated market may be completed following settlement.
Governing Law:	Québec and Canada
Prospectus and Prospectus Supplement:	Prospectus dated December 18, 2012, and Preliminary Prospectus Supplement dated February 6, 2013 http://www.sec.gov/Archives/edgar/data/722803/000110465913007812/a13-4445_1424b3.htm
Stabilization:	Reg M/FSA/ICMA
European Economic Area Legends:

If and to the extent that this announcement is communicated in, or the offer of the Notes to which it relates is made in, any EEA Member State that has implemented Directive 2003/71/EC (and amendments thereto, including Directive 2010/73/EU, to the extent implemented in that Relevant Member State, and together with any applicable implementing measures in each Relevant Member State, the “Prospectus Directive”)(a “Relevant Member State”), this announcement and the offer are only addressed to and directed at persons in that Relevant Member State who are qualified investors within the meaning of the Prospectus Directive (or who are persons to whom the offer may be lawfully addressed) subject to prior approval of BofA Merrill Lynch, Deutsche Bank, HSBC and RBC Capital Markets and must not be acted upon by other persons in that Relevant Member State.

A prospectus under the Prospectus Directive is not required for the offer of the Notes in a Relevant Member State as all offers will be made pursuant to a prospectus exemption under the Prospectus Directive as implemented in that Relevant Member State.

Neither this announcement nor the Prospectus and the Prospectus Supplement noted above is a prospectus under the Prospectus Directive but they are advertisements as defined in the Prospectus Directive and investors in the European Economic Area should not subscribe for or purchase Notes once admitted to trading on the London Stock Exchange plc’s (the “London Stock Exchange”) regulated market except on the basis of information in the Listing Prospectus (as defined below). While a prospectus under the Prospectus Directive is not required for the offer noted in the two preceding paragraphs, Québec intends to make all reasonable efforts to file a single prospectus (the “Listing Prospectus”) pursuant to Section 5.3 of the Prospectus Directive with the Financial Services Authority in its capacity as competent authority under the Financial Services and Markets Act 2000 as amended for the purpose of having the Notes admitted to trading on the London Stock Exchange’s regulated market as soon as possible after closing of this issue. Once approved, the Listing Prospectus will be published in accordance with the Prospectus Directive and investors will be able to view the Listing Prospectus on the website of the Regulatory News Service operated by the London Stock Exchange at http://www.londonstockexchange.com/exchange/news/market-news/market-news-home.html under the name of “Québec” and the headline “Publication of Prospectus” and investors shall be able to obtain copies without charge from the office of the Direction principale du financement des organismes publics et de la documentation financière, at the Ministère des Finances et de l’Économie at 12, rue Saint-Louis, Québec, Québec, Canada G1R 5L3.

This announcement is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “Relevant Persons”). The Notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Notes will be engaged in only with, Relevant Persons. Any person who is not a Relevant Person should not act or rely on this document or any of its contents.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Merrill Lynch toll-free at 1-800-294-1322 or Deutsche Bank toll-free at 1-800-503-4611 or HSBC toll-free at 1-866-811-8049 or RBC Capital Markets toll-free at 1-866-375-6829.

Other:   ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED.  SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.